

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2018

Jon McKenzie
Chief Executive Officer
Elite Performance Holding Corp.
7687 Charleston Way
Port St. Lucie, FL 34986

Re: Elite Performance Holding Corp.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed November 29, 2018
      File No. 333-227650

Dear Mr. McKenzie :

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 Filed November 29, 2018

Cover Page

1.   We note your response to comment 3, but do not see the requested disclosure revisions. Here and in the Risk Factors section, you indicate you have opted out of the extended transition period for complying with new or revised accounting standards. However, under the Offering section, you indicate you have elected to use the extended transition period. Please revise your disclosures throughout the filing to consistently indicate whether or not you have opted out of the extended transition period for complying with new or revised accounting standards.

Summary, page 1

2.   We note your response to comment 7. Revise to disclose whether you or E.T. Horn

commissioned any of the cited studies.

3.   We note your response to comments 11 and 12 and revised disclosure regarding arrangements with beverage distributors and "influencers" or spokespersons. Please disclose the material terms and file the agreements or arrangements under Item 601(b)(10) of Regulation S-K.

Use of Proceeds, page 58

4.   We note your response to comment 20. We also note that your use of proceeds in the column assuming 50% of the offering shares are sold does not add up to the total amount reflected in the net proceeds from the offering. Please revise your disclosure as appropriate.

Related Party Transactions, page 70

5.   We note your response to comments 30 and 33. Please revise to explain the basis on which Mr. Vazquez is a related person and indicate the amount of the monthly cash retainer fee paid to Mr. Vazquez. It is unclear if he is a promoter. Additionally, please clarify the services provided by Gifted Nutrition.

6.   Please reconcile the revised disclosure that $19,000 was paid for the founders shares with the statement on page II-40 that the shares were issued "for no monetary consideration."

7.   We note your response to comment 31. Please revise to indicate the amount of principal paid and the amount of interest paid during the period. See Item 404(a)(5) of Regulation S-K.

Financial Statements, page II-1

8.   Please amend to include September 30, 2018 financial statements pursuant to Rule 8-08 of Regulation S-X. Similarly revise your disclosures throughout the filing.

Exhibit 23.2 - Consent of M&K, CPAs, page II-41

9.   We note your response to comment 41, but do not see the requested consent. Please make arrangements with your auditors to include a current consent that covers each audit report and the reference to the firm under the caption "Experts". Also, tell them to refer to the same date of inception in both their consent and the applicable audit report.

General

10.   You state in response to comments that you "revised the registration statement accordingly." However, we are unable to locate revisions or clarifying language for comments 1, 2, 4, 6, 10, 14, 21, 34, 35, 39, 40, 42 and 44. Please revise accordingly. We may have further comment.

11.   We note your response to comment 46. We specifically note that your Balance sheet as of June 30, 2018 indicates that you have a loan receivable from Gifted Nutrition International which is owned and operated by Joey Firestone and Jon McKenzie. Please advise us if your executive officers have outstanding loans, whether direct or indirect, from the registrant as described in Section 13(k) of the Exchange Act.

12.   Please provide disclosure responsive to sub-paragraphs (ii), (iii), (v),(vii), (viii), (ix) and (x) of Item 101(h)(4) of Regulation S-K. In this regard, please disclose (1) the terms of the supply agreement with E.T. Horn referenced in Section 6.1 of the exclusivity agreement and (2) the terms and entities involved in the manufacturing and supply of your RTD product. With respect to Item 101(h)(4)(iii), we note statements on drinkbylt.com that you have two flavors available and expect to have two more flavors in January 2019.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or James Lopez at 202-551-3536 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Beverages, Apparel and
                                                Mining

cc: Matheau J. W. Stout